United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HAMMERHEAD ENERGY INC.

(Name of Subject Company (Issuer))

HAMMERHEAD ENERGY INC.

(Name of Filing Person (Offeror and Issuer))

Warrants to purchase Class A common shares

(Title of Class of Securities)

408302115

(CUSIP Number of Class of Securities)

Michael G. Kohut

Hammerhead Energy Inc.

Suite 2700, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Canada

(403) 930-0560

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Adam M. Givertz

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Hammerhead Energy Inc., a corporation incorporated under the laws of the Province of Alberta ("Hammerhead" or the "Corporation"), to the holders of its warrants to purchase Class A common shares (the "Warrants"), to purchase up to 20,000,000 of the Warrants at a price of US$1.00 per Warrant in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2023 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer". This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet

The information under the heading "Summary", included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information

(a)	Name and Address: The name of the issuer is Hammerhead Energy Inc. The address of the issuer's principal executive offices is Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1. The telephone number at the principal executive offices is (403) 930-0560.

(b)	Securities: This Schedule TO relates to the Warrants, which are listed on The Nasdaq Stock Market and Toronto Stock Exchange under the symbols "HHRSW" and "HHRS.WT", respectively. As of April 26, 2023, there were 28,549,991 Warrants outstanding.

(c)	Trading Market and Price: Information about the trading market and price of the Shares is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 5-Price Range and Trading Volume of the Warrants".

Item 3. Identity and Background of Filing Person

(a)	Name and Address: The filing person to which this Schedule TO relates is Hammerhead Energy Inc. (the issuer). The address and telephone number of Hammerhead are set forth under Item 2(a) above. The names of the directors and executive officers of Hammerhead are as set forth in the Circular, included in Exhibit (a)(1)(A), under the heading "Section 8-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares and Warrants-Ownership of Securities of the Corporation", and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Hammerhead is c/o Hammerhead Energy Inc., Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1; (403) 930-0560.

Item 4. Terms of the Transaction

(a)	Material Terms: The material terms of the transaction are incorporated herein by reference from the information under the heading "Summary" from the Offer to Purchase and the Circular, included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.

(b)	Purchases: The information under the headings "Summary", "Section 1-The Offer" from the Offer to Purchase and "Section 9-Acceptance of Offer" from the Circular, each included in Exhibit (a)(1)(A), is herein incorporated by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)	Agreements Involving the Subject Company's Securities: Except for the agreements involving the Warrants described in (and incorporated herein by reference from) the Circular, included in Exhibit (a)(1)(A), under the headings "Section 7-Previous Distributions and Purchases of Securities", and "Section 8-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares and Warrants", incorporated herein by reference, none of the Corporation, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Warrants or with respect to any of Hammerhead's securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	Purposes: Information regarding the purpose of the transaction is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 3-Purpose and Effect of the Offer".

(b)	Use of the Securities Acquired: The Warrants purchased in the Tender Offer will be cancelled by the Corporation.

(c)	Plans: Information about plans and proposals is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:

"Section 3-Purpose and Effect of the Offer";

"Section 6-Dividend Policy"; and

"Section 8-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares and Warrants".

Neither the Corporation nor any of its directors or executive officers is aware of any plans, proposals or negotiations that would result in (i) any extraordinary transaction involving the Corporation or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries, (iii) any change in the present dividend rate or policy, or indebtedness or capitalization of the Corporation, (iv) any change in the present board of directors or management of the Corporation, (v) any other material change in the Corporation's corporate structure or business, (vi) any class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of equity securities of the Corporation becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act, (viii) the suspension of the Corporation's obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Corporation or the disposition of securities of the Corporation or (x) any changes in Hammerhead's notice of articles, articles or other governing instruments or other actions that could impede the acquisition of control of the Corporation.

Item 7. Source and Amount of Funds or Other Consideration

(a)	Source of Funds: Information regarding the source of funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 17-Source of Funds".

(b)	Conditions: Information regarding conditions is incorporated herein by reference from the Offer to Purchase, included in Exhibit (a)(1)(A), under the heading "Section 7- Conditions of the Offer".

(d)	Borrowed Funds: Information regarding borrowed funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 17-Source of Funds".

Item 8. Interest in Securities of the Subject Company

(a)

Securities Ownership: The information in the Circular, included in Exhibit (a)(1)(A), under the heading "Section 8-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares and Warrants" is incorporated herein by reference.

(b)

Securities Transactions: The information in the Circular, included as Exhibit (a)(1)(A), under the headings "Section 7-Previous Distributions and Purchases of Securities" and "Section 8-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares and Warrants" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)

Solicitations or Recommendations: Information in the Circular, included in Exhibit (a)(1)(A), under the headings "Section 18-Depositary" and "Section 19-Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements

(a)	Financial Information: Not applicable.

(b)	Pro Forma Financial Information: Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings:

(1) The information in the Circular, included in Exhibit (a)(1)(A), under the heading "Section 8-Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares and Warrants" is incorporated herein by reference. Other than as set forth in the Offer to Purchase and the Circular, the Corporation is not aware of any present or proposed material agreement, arrangement, understanding or relationship between the Corporation and any of its executive officers, directors, controlling persons or subsidiaries.

(2) The information in the Circular, included as Exhibit (a)(1)(A), under the heading "Section 16-Legal Matters and Regulatory Approvals" is incorporated herein by reference.

(3) Not applicable.

(4) The information in the Circular, included as Exhibit (a)(1)(A), under the heading "Section 3-Purpose and Effect of the Offer-Additional Securities Law Considerations" is incorporated herein by reference.

(5) To the knowledge of the Corporation, no material legal proceedings relating to the Tender Offer are pending.

(c)	Other Material Information: The information set forth under the heading "Summary", and the information set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Corporation will amend this Schedule TO to include documents that the Corporation may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 27, 2023, and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	News Release, dated April 27, 2023.

(a)(5)(B)	Summary Advertisement, dated April 28, 2023.

(b)(1)†‡	Fourth Amended and Restated Credit Agreement dated June 9, 2022 between Hammerhead Resources Inc., as borrower, Canadian Imperial Bank of Commerce, National Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent.

(b)(2)†‡	Consent and Second Amending Agreement dated December 15, 2022 between Hammerhead Resources Inc., as borrower, Canadian Imperial Bank of Commerce, Royal Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent.

(d)(1)	Business Combination Agreement, dated September 25, 2022 by and among Decarbonization Plus Acquisition Corporation IV ("DCRD"), Hammerhead Resources Inc. ("Hammerhead Resources"), 2453729 Alberta ULC and the Corporation, incorporated by reference to Exhibit 2.1 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(2)	Amended and Restated Warrant Agreement by and among the Corporation, Computershare Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 2.1 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(3)	Warrant Assignment and Assumption Agreement by and among the Corporation, DCRD, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent, incorporated by reference to Exhibit 2.2 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(4)	Amended and Restated Registration Rights Agreement by and among the Corporation and the holders named therein, incorporated by reference to Exhibit 2.3 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(5)	Form of Lock-up Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.6 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(6)	Amended and Restated Indenture dated June 19, 2020 between Hammerhead Resources as issuer, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership, as guarantors and Computershare Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.5 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 6, 2022.

(d)(7)	Hammerhead Energy Inc. Legacy Share Award Plan, incorporated by reference to Exhibit 4.8 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(8)	Hammerhead Energy Inc. Legacy Share Option Plan, incorporated by reference to Exhibit 4.9 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(9)	Hammerhead Energy Inc. Equity Incentive Award Plan, incorporated by reference to Exhibit 4.10 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(10)	Hammerhead Energy Inc. Share Option Plan, incorporated by reference to Exhibit 4.11 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(11)	Sponsor Support Agreement, dated as of September 25, 2022, by and among DCRD, Decarbonization Plus Acquisition Corporation IV Sponsor LLC ("DCRD Sponsor"), Riverstone Global Energy and Power Fund V (Cayman), L.P., Hammerhead Resources and the Corporation, incorporated by reference to Exhibit 10.7 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(12)	Sponsor Side Letter, dated as of September 25, 2022, by and among DCRD, DCRD Sponsor, Riverstone Global Energy and Power Fund V (Cayman), L.P. and certain subsidiaries thereof, incorporated by reference to Exhibit 10.5 to DCRD's Current Report on Form 8-K (File No. 001-40731) filed with the SEC on September 26, 2022.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

† Schedules to this exhibit have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Corporation hereby agrees to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

‡ Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Item 13. Information Required by Schedule 13E-3

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMMERHEAD ENERGY INC.

By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

Date: April 27, 2023